Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations

Jared.Maymon@Kornit.com

Kornit Digital Reports Fourth Quarter and Full Year 2023 Results

●	Fourth quarter revenues of $56.6 million, in line with previous guidance

●	Fourth quarter GAAP net loss of $22.9 million; non-GAAP net income of $3.8 million

●	Achieved breakeven adjusted EBITDA and generated positive operating cash flow for the fourth quarter

●	Successfully launched the Apollo platform for general commercial use in early 2024

●	Expecting modest revenue growth, adjusted EBITDA profitability, and positive operating cash flow for the full year 2024

Rosh-Ha’Ayin, Israel – February 14, 2024 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today its results for the fourth quarter and full year ended December 31, 2023.

“We experienced a healthy peak season, with year-over-year growth in impressions and double-digit growth in high-margin consumable sales.” said Ronen Samuel, Kornit’s Chief Executive Officer. Mr. Samuel continued, “This growth, combined with improvements to our operating efficiency and working capital position, drove us to positive adjusted EBITDA and cash from operations in the fourth quarter.”

Mr. Samuel concluded, “Despite a challenging operating environment in 2023, we made progress in further diversifying our customer base, established our MAX technology as the new industry standard, and completed a successful beta program for the Apollo. As we enter 2024, while we continue to anticipate macroeconomics headwinds to weigh on our sales cycle, we are focused on leveraging our key drivers to achieve modest revenue growth for the full year. In the first quarter we have taken further actions to restructure and realign our operating expenses with the current market environment. This puts us on solid footing to generate adjusted EBITDA profitability and positive operating cash flow for the full year.”

Fourth Quarter 2023 Results of Operations

●	Total revenue for the fourth quarter of 2023 was $56.6 million compared with $63.3 million in the prior year period, due primarily to lower systems revenues.

●	GAAP gross profit margin for the fourth quarter of 2023 was 25.8% compared with 33.7% in the prior year period. On a non-GAAP basis, gross profit margin was 48.6% compared with 36.4% in the prior year period.

●	GAAP operating expenses for the fourth quarter of 2023 were $42.4 million compared with $38.1 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 8.7% to $30.1 million compared with the prior year period.

●	GAAP net loss for the fourth quarter of 2023 was $22.9 million, or ($0.48) per basic share, compared with net loss of $35.4 million, or ($0.71) per basic share, for the fourth quarter of 2022.

●	Non-GAAP net income for the fourth quarter of 2023 was $3.8 million, or $0.08 per diluted share, compared with non-GAAP net loss of $6.6 million, or ($0.13) per basic share, for the fourth quarter of 2022.

●	Adjusted EBITDA for the fourth quarter of 2023 was $0.2 million compared with adjusted EBITDA loss of $6.1 million for the fourth quarter of 2022. Adjusted EBITDA margin for the fourth quarter of 2023 was 0.3% compared with -9.6% for the fourth quarter of 2022.

Full Year 2023 Results of Operations

●	Total revenue for the full year 2023 was $219.8 million compared with $271.5 million in the prior year, due primarily to lower systems revenues.

●	GAAP gross profit margin for the full year 2023 was 30.5% compared with 35.5% in the prior year. On a non-GAAP basis, gross profit margin was 38.4% compared with 38.2% in the prior year.

●	GAAP operating expenses for the full year 2023 were $154.5 million compared with $166.4 million in the prior year. On a non-GAAP basis, operating expenses decreased by 12.3% to $127.7 million compared with the prior year.

●	GAAP net loss for the full year 2023 was $64.4 million, or ($1.31) per basic share, compared with net loss of $79.1 million, or ($1.59) per basic share, for the full year 2022.

●	Non-GAAP net loss for the full year 2023 was $20.4 million, or ($0.42) per basic share, compared with non-GAAP net loss of $32.6 million, or ($0.66) per basic share, for the full year 2022.

●	Adjusted EBITDA loss for the full year 2023 was $30.9 million compared with adjusted EBITDA loss of $30.8 million for the full year 2022. Adjusted EBITDA margin for the full year 2023 was -14.0% compared with -11.3% for the full year 2022.

First Quarter 2024 Guidance

For the first quarter of 2024, the Company expects revenues to be in the range of $43 million to $48 million and adjusted EBITDA margin between –16% to –26% of revenue. The guidance for revenue and adjusted EBITDA margin includes the impact of the non-cash expense associated with the fair value of the Company’s warrants.

Fourth Quarter and Full Year 2023 Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The conference confirmation code is 13744080.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 13744080. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on February 28, 2024. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; acquisition related expenses; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,605	$104,597
Short-term bank deposit	235,600	275,033
Marketable securities	57,292	20,380
Trade receivables, net	93,632	67,360
Inventory	67,712	89,415
Other accounts receivable and prepaid expenses	28,546	22,054
Total current assets	522,387	578,839

LONG-TERM ASSETS:
Marketable securities	223,203	245,970
Deposits and other long-term assets	8,209	5,927
Severance pay fund	283	274
Property,plant and equipment, net	50,905	60,463
Operating lease right-of-use assets	23,782	27,139
Intangible assets, net	7,647	9,890
Goodwill	29,164	29,164
Total long-term assets	343,193	378,827

Total assets	865,580	957,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	6,936	14,833
Employees and payroll accruals	12,121	14,255
Deferred revenues and advances from customers	2,158	5,701
Operating lease liabilities	4,345	4,989
Other payables and accrued expenses	23,814	25,592
Total current liabilities	49,374	65,370

LONG-TERM LIABILITIES:
Accrued severance pay	1,080	1,223
Operating lease liabilities	19,261	21,035
Other long-term liabilities	198	1,216
Total long-term liabilities	20,539	23,474

SHAREHOLDERS’ EQUITY	795,667	868,822

Total liabilities and shareholders’ equity	$865,580	$957,666

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	Audited

Revenues
Products	$43,573	$49,795	$161,045	$222,502
Services	13,012	13,503	58,741	49,016
Total revenues	56,585	63,298	219,786	271,518

Cost of revenues
Products	23,125	29,026	91,516	125,935
Services	18,888	12,923	61,313	49,083
Total cost of revenues	42,013	41,949	152,829	175,018

Gross profit	14,572	21,349	66,957	96,500

Operating expenses:
Research and development, net	12,033	13,251	50,060	56,026
Sales and marketing	17,909	16,150	66,836	71,067
General and administrative	12,449	8,657	37,592	39,289
Total operating expenses	42,391	38,058	154,488	166,382

Operating loss	(27,819)	(16,709)	(87,531)	(69,882)

Financial income, net	5,424	5,052	24,150	13,382
Loss before taxes on income	(22,395)	(11,657)	(63,381)	(56,500)

Taxes on income	539	23,703	970	22,565
Net loss	$(22,934)	$(35,360)	$(64,351)	$(79,065)

Basic loss per share	$(0.48)	$(0.71)	$(1.31)	$(1.59)

Weighted average number of shares used in computing basic net loss per share	48,231,916	49,913,898	49,160,266	49,791,659

Diluted net loss per share	$(0.48)	$(0.71)	$(1.31)	$(1.59)

Weighted average number of shares used in computing diluted net loss per share	48,231,916	49,913,898	49,160,266	49,791,659

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$56,585	$63,298	$219,786	$271,518

GAAP cost of revenues	$42,013	$41,949	$152,829	$175,018
Cost of product recorded for share-based compensation (1)	(545)	(543)	(2,356)	(2,185)
Cost of service recorded for share-based compensation (1)	(447)	(408)	(1,758)	(1,676)
Intangible assets amortization on cost of product (3)	(260)	(266)	(1,053)	(1,402)
Intangible assets amortization on cost of service (3)	(160)	(160)	(640)	(640)
Excess cost of product on acquired inventory (2)	-	-	-	(663)
Restructuring expenses (4)	(11,501)	(305)	(11,590)	(701)
Non-GAAP cost of revenues	$29,100	$40,267	$135,432	$167,751

GAAP gross profit	$14,572	$21,349	$66,957	$96,500
Gross profit adjustments	12,913	1,682	17,397	7,267
Non-GAAP gross profit	$27,485	$23,031	$84,354	$103,767

GAAP operating expenses	$42,391	$38,058	$154,488	$166,382
Share-based compensation (1)	(4,653)	(4,264)	(18,475)	(18,788)
Acquisition related expenses (2)	-	-	-	(512)
Intangible assets amortization (3)	(93)	(138)	(550)	(501)
Restructuring expenses (4)	(7,579)	(711)	(7,785)	(992)
Non-GAAP operating expenses	$30,066	$32,945	$127,678	$145,589

GAAP Financial income, net	$5,424	$5,052	$24,150	$13,382
Foreign exchange losses associated with ASC 842	1,579	285	378	(3,123)
Non-GAAP Financial income , net	$7,003	$5,337	$24,528	$10,259

GAAP Taxes on income	$539	$23,703	$970	$22,565
Non-cash deferred tax income (expenses)	$88	$(10,234)	$666	$(10,014)
Non-recurring tax payment (a)	$-	$(11,485)	$-	$(11,485)
Non-GAAP Taxes on income	$627	$1,984	$1,636	$1,066

GAAP net loss	$(22,934)	$(35,360)	$(64,351)	$(79,065)
Share-based compensation (1)	5,645	5,215	22,589	22,649
Acquisition related expenses (2)	-	-	-	512
Intangible assets amortization (3)	513	564	2,243	2,543
Restructuring expenses (4)	19,080	1,016	19,375	1,693
Excess cost of product on acquired inventory (2)	-	-	-	663
Foreign exchange losses associated with ASC 842	1,579	285	378	(3,123)
Non-cash deferred tax expenses (income)	(88)	10,234	(666)	10,014
Non-recurring tax payment (a)	-	11,485	-	11,485
Non-GAAP net income (loss)	$3,795	$(6,561)	$(20,432)	$(32,629)

GAAP diluted loss per share	$(0.48)	$(0.71)	$(1.31)	$(1.59)

Non-GAAP diluted income (loss) per share	$0.08	$(0.13)	$(0.42)	$(0.66)

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	48,231,916	49,913,898	49,160,266	49,791,659

Shares used in computing Non-GAAP diluted net income (loss) per share	50,094,714	49,913,898	49,160,266	49,791,659

(1) Share-based compensation
Cost of product revenues	$545	$543	$2,356	$2,185
Cost of service revenues	$447	408	1,758	1,676
Research and development	$1,329	1,340	5,759	5,312
Sales and marketing	$1,635	1,693	6,689	7,361
General and administrative	$1,689	1,231	6,027	6,115
	$5,645	$5,215	$22,589	$22,649
(2) Acquisition related expenses
Cost of product revenues	-	-	-	663
General and administrative	$-	$-	$-	$512
	$-	$-	$-	$1,175
(3) Intangible assets amortization
Cost of product revenues	$260	$266	$1,053	$1,402
Cost of service revenues	$160	160	640	640
Sales and marketing	$93	138	550	501
	$513	$564	$2,243	$2,543

(4) Restructuring expenses
Cost of product revenues	$5,569	$305	$5,658	$689
Cost of service revenues	$5,932	-	5,932	12
Research and development	$860	137	880	201
Sales and marketing	$2,744	487	2,930	675
General and administrative	$3,975	87	3,975	116
	$19,080	$1,016	$19,375	$1,693

(a) Attributed to tax settlement with the Israeli Tax Authority

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	Audited
Cash flows from operating activities:

Net loss	$(22,934)	$(35,360)	$(64,351)	$(79,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,287	4,399	14,700	13,565
Restructuring and other charges	19,080	-	19,080	-
Fair value of warrants deducted from revenues	4,841	4,339	13,842	22,500
Share-based compensation	5,645	5,215	22,589	22,649
Amortization of premium and accretion of discount on marketable securities, net	83	373	756	1,820
Realized gain on sale and redemption of marketable securities	93	-	134	10
Change in operating assets and liabilities:
Trade receivables, net	6,557	(3,673)	(19,220)	(15,891)
Other accounts receivables and prepaid expenses	(5,040)	(2,501)	(6,492)	(8,635)
Inventory	4,521	(2,437)	11,028	(29,004)
Operating leases right-of-use assets and liabilities, net	1,544	229	(179)	(2,918)
Deferred taxes	-	11,523	-	8,530
Deposits and other long term assets	(103)	(1,859)	(2,282)	(4,251)
Trade payables	(2,902)	(9,068)	(6,491)	(26,948)
Employees and payroll accruals	(2,294)	(2,222)	(1,089)	(7,674)
Deferred revenues and advances from customers	(1,339)	107	(4,990)	(1,426)
Other payables and accrued expenses	(8,357)	(8,873)	(10,547)	7,190
Accrued severance pay, net	(14)	43	(152)	(237)
Other long - term liabilities	(74)	330	(1,018)	13
Loss (gain) from sale and disposal of property, plant and equipment	-	(142)	-	425
Net cash provided by (used in) operating activities	$2,594	$(39,577)	$(34,682)	$(99,347)

Cash flows from investing activities:

Purchase of property, plant and equipment	$(934)	$(5,776)	$(7,006)	$(18,042)
Investment in equity securities	-	(193)	-	(820)
Acquisition of intangible assets	-	(73)	-	(308)
Proceeds from sale of property, plant and equipment	-	-	-	71
Cash paid in connection with acquisition, net of cash acquired	-	-	-	(14,654)
Proceeds from (investment in) short-term bank deposits, net	(15,505)	85,089	39,433	(265,865)
Proceeds from sales and redemption of marketable securities	-	-	7,240	1,945
Proceeds from maturities of marketable securities	6,300	6,500	20,522	27,898
Investment in marketable securities	(9,526)	(8,135)	(33,977)	(137,500)
Net cash provided by (used in) investing activities	$(19,665)	$77,412	$26,212	$(407,275)

Cash flows from financing activities:

Exercise of employee stock options	$-	$159	$293	$619
Payments related to shares withheld for taxes	(608)	(90)	(1,045)	(951)
Repurchase of ordinary shares	(19,004)	-	(55,770)	-
Net cash used in financing activities	$(19,612)	$69	$(56,522)	$(332)

Increase (decrease) in cash and cash equivalents	$(36,683)	$37,904	$(64,992)	$(506,954)
Cash and cash equivalents at the beginning of the period	76,288	66,693	104,597	611,551
Cash and cash equivalents at the end of the period	$39,605	$104,597	$39,605	$104,597

Non-cash investing and financing activities:

Purchase of property and equipment on credit	314	1,692	314	1,692
Inventory transferred to be used as property and equipment	-	5,248	531	6,792
Property, plant and equipment transferred to be used as inventory	131	-	865	-
Lease liabilities arising from obtaining right-of-use assets	(3,250)	408	2,559	7,585

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Revenues	$56,585	$63,298	$219,786	$271,518

GAAP Net Loss	(22,934)	(35,360)	(64,351)	(79,065)
Taxes on income	539	23,703	970	22,565
Financial income	(5,424)	(5,052)	(24,150)	(13,382)
Share-based compensation	5,645	5,215	22,589	22,649
Intangible assets amortization	513	564	2,243	2,543
Acquisition related expenses	-	-	-	512
Excess cost of product on acquired inventory	-	-	-	663
Restructuring expenses	19,080	1,016	19,375	1,693
Non-GAAP Operating Loss	(2,581)	(9,914)	(43,324)	(41,822)
Depreciation	2,774	3,835	12,457	11,022
Adjusted EBITDA	$193	$(6,079)	$(30,867)	$(30,800)